SUB-ITEM 77C

Results of Special Joint Meeting of Shareholders

The Joint Special Meeting of Shareholders of Western Asset Global
Partners Income Fund Inc. (the "Fund") and Western Asset Global High Income Fund Inc. was adjourned on July 22, 2016 and reconvened on August 12, 2016 for the purpose of considering and voting upon the following proposal:

Proposal 1:

The stockholders of the Fund are being asked to approve the merger of the Fund with and into Western Asset Global High Income Fund Inc. in accordance with the Maryland Corporation Law.


For:		8,185,046
Against:	1,106,246
Abstain:	  507,227